UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 8)*

                     BALLY TOTAL FITNESS HOLDING CORPORATION
                                (Name of Issuer)

                       COMMON STOCK, PAR VALUE $0.01 SHARE
                         (Title of Class of Securities)

                                    05873K108
                                 (CUSIP Number)

                 MR. JOSEPH R. THORNTON, CHIEF OPERATING OFFICER
                         PARDUS CAPITAL MANAGEMENT L.P.
                           1001 AVENUE OF THE AMERICAS
                                   SUITE 1100
                               NEW YORK, NY 10018
                                 (212) 719-7550

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                             JEFFREY D. MARELL, ESQ.
                              CARL L. REISNER, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                OCTOBER 24, 2005
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO.  05873K108                                                 PAGE 2 OF 5

                                  SCHEDULE 13D

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1        NAME OF REPORTING PERSON

         Pardus Capital Management L.P. (34-2037131)

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]    Not
         (b)   [_]    Applicable

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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         WC

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)

              [_]    Not Applicable

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6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

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                                              7     SOLE VOTING POWER
                                                      5,000,000*
                 NUMBER OF                   -----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                           0
                  OWNED BY                   -----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,000,000*
                   PERSON                    -----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,000,000*

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]    Not Applicable

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.4%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA

--------------------------------------------------------------------------------

* Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), is the holder of 5,000,000 shares of the common stock, par value $0.01 per share (the "Shares"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company"). Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Based on information provided by the Company, as of September 30, 2005 there were 36,083,427 shares of the Company's common stock issued and outstanding. Thus, as of October 24, 2005, for the purposes of Reg. Section 240.13d-3, PCM is deemed to beneficially own 5,000,000 Shares, or 13.9% of the Shares deemed issued and outstanding as of that date.

CUSIP NO.  05873K108                                                 PAGE 3 OF 5

         Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its Schedule 13D Statement, dated September 6, 2005, as amended by Amendment No. 1, dated September 6, 2005, Amendment No. 2, dated September 6, 2005, Amendment No. 3, dated September 8, 2005, Amendment No. 4, dated September 15, 2005, Amendment No. 5, dated September 23, 2005, Amendment No. 6, dated October 6, 2005 and Amendment No. 7, dated October 17, 2005 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share, of the Company. This Amendment No. 8 to the Schedule 13D is being filed on behalf of PCM.

Item 1.  SECURITY AND ISSUER.

         No material change.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change

Item 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended by adding the following:

         "PCM has attached as Exhibit 2 to this Schedule 13D a letter, dated October 24, 2005, from PCM to the Board of Directors of the Company responding to a letter received from the Company on October 18, 2005.

         Except as otherwise described in this Item 4 of this Schedule 13D, as amended, the acquisition of the Shares by the Fund is for investment purposes on behalf of the Fund."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 2: Letter, dated October 24, 2005, from PCM to the Board of Directors of the Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2005


                                         PARDUS CAPITAL MANAGEMENT L.P.

                                         By:  Pardus Capital Management LLC,
                                              its general partner


                                         By:  /s/ Karim Samii
                                              ---------------------------------
                                              Name:  Karim Samii
                                              Title: Sole Member





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).